Exhibit 99.1

597, boul. Laurier

Mont-Saint-Hilaire (Québec)

Canada J3H 6C4

Tél. :	(450) 467-5138

1 800 565-3255

Fax :	(450) 464-9979

www.axcan.com

SOURCE:	AXCAN PHARMA INC.
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA
TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	May 10, 2007

AXCAN PHARMA INTENDS TO REDEEM

ITS US$ 125 MILLION 4 ¼% CONVERTIBLE SUBORDINATED NOTES DUE IN APRIL 2008

MONT-SAINT-HILAIRE, Quebec – Axcan Pharma Inc. ("Axcan" or the "Company") (NASDAQ: AXCA - TSX: AXP) today announced that the Company intends to redeem all of its US$125.0 million 4 1/4% convertible subordinated notes (‘’Notes’’) due in April 2008. The redemption price payable by the Company is 100.85 % of the principal amount of the Notes plus accrued and unpaid interest to, but excluding, the redemption date. The Company is required to give at least a 30 business day notice of the date fixed for redemption, and the Company expects to provide this notice in the upcoming days. Once the Notes are called for redemption, they will become convertible, and the Note holders may convert their Notes into common shares of Axcan until the close of business on the business day immediately preceding the redemption date at a conversion price of US $14.01 per common share.

Until the Notes are called for redemption, a holder may convert its notes into common shares at a conversion price of US $14.01 per common share during any quarterly conversion period provided the closing sale price of the common shares for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds a hurdle price of 110% of the conversion price in effect on that thirtieth trading day, which amounts to $15.41.

"Axcan’s stock continues to show strength and has been trading well above the conversion hurdle price of $15.41 under the contingent conversion feature of the Notes, for the last few weeks. We believe that calling the notes at this time will allow us to reduce debt and strengthen our balance sheet. We will also be reducing the carrying cost associated with the interest expense on these Notes,” said Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. "Given the Company's strong cash position and cash flows, we believe that the Company will remain in an excellent position to fully execute its long-term business development strategy, including future acquisitions of products, and/or companies, growing its R&D programs and meeting its other capital requirements."

Based upon current trading prices, the Company expects that most Note holders will be exercising their option to convert their Notes into common shares of Axcan. The redemption price of Notes which are not converted will be paid out of Axcan’s available cash. The retirement of the Notes is expected to provide significant savings in interest expense. It is also expected that the Company will incur a one-time charge to account for capital gains taxes payable on currency exchange gains made on the principal amount of the Notes. Although the amount may vary with currency exchange rate fluctuations, this charge would have been otherwise incurred upon any other conversion or retirement of the Notes. The Company estimates this charge to be of approximately $5.0 million, based on current exchange rates. Should all the Notes be redeemed, the Company will also incur a one-time charge for the write-off of deferred amortization costs of approximately $0.9 million.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company's guidance for fiscal 2007 in respect of revenues, research and development expenses as well as selling and administrative expenses and are generally identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, fluctuations in the price of the Company’s common stock, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

INFORMATION:	Isabelle Adjahi

Senior Director, Investor Relations and Communications

Axcan Pharma Inc.

Tel: (450) 467-2600 ext. 2000

www.axcan.com

AXCAN PHARMA INC.